Exhibit (a)(1)(J)

For Immediate Release	Joint Press Release

Affiliate of Apollo Global Management and CKx, Inc.

Announce Completion of Subsequent Offering Period

and Exercise of Top-Up Option

NEW YORK, June 21, 2011 — CKX Entertainment Offeror, LLC (f/k/a Colonel Offeror Sub, LLC) (“Offeror”) and CKx, Inc. (“CKx”) (NASDAQ: CKXE) today announced the successful completion of the tender offer by Offeror to acquire all outstanding shares of common stock of CKx (the “Common Shares”) for $5.50 per Common Share in cash in accordance with the previously announced definitive merger agreement among CKx and acquisition entities owned by investment funds managed by affiliates of Apollo Global Management, LLC (together with its subsidiaries, “Apollo”), a leading global alternative asset manager. Offeror is a wholly-owned subsidiary of affiliates of Apollo.

The subsequent offering period expired, as scheduled, at 5:00 p.m., New York City time, on Monday, June 20, 2011. The depositary for the tender offer has advised Offeror that, as of the expiration of the subsequent offering period, a total of approximately 54,744,278 Common Shares (including Common Shares tendered through notices of guaranteed delivery) were validly tendered to Offeror and not properly withdrawn, which, together with the Common Shares owned by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (collectively, the “Sillerman Stockholders” and the Common Shares owned by the Sillerman Stockholders, the “Sillerman Shares”) that are held in a voting trust in accordance with, or subject to certain voting arrangements consistent with, their previously announced support agreement, and which were not subject to the tender offer, represent approximately 79.7% of all Common Shares issued and outstanding. Offeror has accepted all Common Shares that were validly tendered and not properly withdrawn during the offering period. Payment for such Common Shares will be made promptly, in accordance with the terms of the offer.

Offeror also announced that Colonel Merger Sub, Inc. (“Merger Sub”), an affiliate of Apollo and a direct wholly-owned subsidiary of Offeror, is exercising its option (the “Top-Up Option”) to purchase, at $5.50 per Common Share, net to the seller in cash, without interest and subject to deduction for any required withholding of taxes, a number of newly issued Common Shares (the “Top-Up Shares”) equal to the lowest number of Common Shares that, when added to the number of Common Shares owned by CKX Entertainment, Inc. (f/k/a Colonel Holdings, Inc.) (“Parent”), an affiliate of Apollo and the indirect parent of Offeror and Merger Sub, and Offeror, together with the Sillerman Shares held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the support agreement entered into by the Sillerman Stockholders, immediately prior to the exercise of the Top-Up Option, including all Common Shares validly tendered and not properly withdrawn in the offer, constitutes one Common Share more than 90% of the total number of Common Shares that would be outstanding on a fully diluted basis immediately after the issuance of Common Shares pursuant to the Top-Up Option. The closing of the purchase by Merger Sub of the Top-Up Shares is scheduled to occur on June 21, 2011.

Following the closing of the Top-Up Option, Parent intends to complete the acquisition on June 21, 2011, effective upon the merger of Merger Sub with and into CKx in accordance with the short-form merger provisions of the Delaware General Corporation Law, without prior notice to, or any action by, any CKx stockholder other than Merger Sub.

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IMPORTANT NOTICE: This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of CKx. Offeror and certain other persons have filed a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on May 17, 2011. The Schedule TO and the solicitation/recommendation statement on Schedule 14D-9 filed by CKx with the SEC on May 18, 2011, as they have been amended and supplemented, contain important information about the tender offer, including the terms and conditions of the offer, that should be read carefully.

These documents will be available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll-free (888) 750-5834, or by directing a request by mail to Goldman, Sachs & Co., 200 West Street, New York, NY 10282, or by calling toll-free (800) 323-5678. You may also read and copy the solicitation/recommendation statement and any reports, statements and other information filed by Offeror or CKx with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please visit the SEC’s website for further information on its public reference room.

About CKx, Inc.

CKx is engaged in the ownership, development and commercial utilization of globally recognized entertainment content. CKx’s current properties include the rights to the name, image and likeness of Elvis Presley and Muhammad Ali, the operations of Graceland, and proprietary rights to the IDOLS and So You Think You Can Dance television brands, including the American Idol series in the United States and local adaptations of the IDOLS and So You Think You Can Dance television show formats which, collectively, air in more than 100 countries. For more information about CKx, visit its corporate website at www.CKx.com.

About Apollo Global Management, LLC

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. As of March 31, 2011, Apollo had assets under management of $70 billion, in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.agm.com.

Forward-Looking Statements

This release contains forward-looking statements as defined by the federal securities law which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger. Neither Apollo nor CKx undertakes any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

For CKx, Inc.:

William Schmitt, ICR Inc.

203-682-8200

For Apollo Global Management, LLC investor inquiries:

Gary M. Stein

212-822-0467

Head of Corporate Communications

gstein@apollolp.com

For Apollo Global Management, LLC media inquiries:

Charles Zehren, Rubenstein Associates

212-843-8590

czehren@rubenstein.com